RESULTS OF ANNUAL SHAREHOLDER VOTE

      An Annual Meeting of Shareholders of the COMPANY was held at the Sheraton Detroit Novi, 21111 Haggerty Road, Novi, Michigan, on August 1, 2008 for the following purposes:

      1. To elect five Directors to hold office until the next Annual Meeting of Shareholders or until their successors have been elected and qualified.

	      Directors Elected at Meeting	  Votes For
            ----------------------------    ----------
            Joseph A. Ahern		      39,108,814
	    Susan Burns 		      38,987,087
	    Robert J. Cappelli	              39,244,383
            Dennis D. Johnson	              39,062,179
	    Janice Loichle	              39,128,101
	    Thomas L. Saeli	              39,153,598

      2. To ratify the selection of PricewaterhouseCoopers LLP as independent accountants of the COMPANY for the fiscal year ending
December 31, 2008.

Votes For:                39,290,277
Votes Against:               129,068
Votes to Abstain:            627,754